Exhibit 10.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of October 30, 2023 by and between BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company”) and Alexander Hardy (“Employee”).

NOW THEREFORE, for good and valuable consideration (the receipt and adequacy of which are hereby acknowledged and agreed) the parties hereby covenant and agree as follows:

1. Title; Duties. Starting on December 1, 2023 (the “Effective Date”), the Company shall employ the Employee, and Employee shall serve, as the Company’s President and Chief Executive Officer (“CEO”), to perform such duties consistent with his title and position as may be determined and assigned to him by the Company’s Board of Directors (the “Board”), to whom the Employee will report. The Employee shall be based in San Rafael or Novato, California, provided that Employee acknowledges that his job duties may require significant travel. The Employee shall also be appointed to the Board, effective as of the Effective Date.

2. Time and Effort. The Employee agrees to devote substantially all of his professional employment time and effort to the performance of his duties as CEO and to perform such other duties consistent with his title and position as are reasonably assigned him from time to time by the Board. With the Board’s approval (which shall not be unreasonably withheld), the Employee may serve on non-competitive outside boards as permitted under the Company’s Global Code of Conduct and Business Ethics and Corporate Governance Principles.

3. Term. The Company agrees to employ the Employee in accordance with the terms of this Agreement, which terms shall be effective commencing on the Effective Date and continuing thereafter until terminated pursuant to Section 6 hereof (the “Term” of this Agreement). A review of the Employee’s total compensation will be made by the Board at least annually in or around December of each year based on the overall performance of the Company and the Company’s assessment of the Employee’s contributions to the Company’s performance, although the Board shall not be under any obligation to make adjustments other than pursuant to its discretion.

4. Compensation; Benefits.

(a) Base Salary. For all the services to be rendered by the Employee in any capacity hereunder, including services as an executive officer, the Company agrees to pay the Employee a base salary (“Base Salary”) of not less than One Million Fifty Thousand dollars ($1,050,000) per annum, subject to applicable taxes and deductions. Base Salary, less applicable taxes and deductions, shall be payable in approximately equal installments in accordance with the Company’s customary payroll practices. The foregoing annual compensation amount may be, from time to time, adjusted above the Base Salary specified above by action of the Board or appropriate Committee of the Board. In the event the Base Salary is adjusted upward by the Board, such adjusted amount will be deemed to be the new Base Salary.

(b) Signing Bonus. The Employee shall receive a signing bonus in the gross amount of Nine Hundred Thousand dollars ($900,000), subject to applicable taxes and deductions, within thirty (30) days following the Effective Date, provided that the Employee remains employed at the time of the payment.

(c) Annual Bonus. The Employee shall be entitled to participate in the Company’s generally applicable employee bonus program starting in 2024 (payable in the first quarter of 2025), with a target payout percentage of one hundred ten percent (110%) of Base Salary during the previous year, with the amount of such bonus determined by the Board in its discretion based upon its assessment of the Employee’s individual performance and the Company’s performance for such year and such other targets and metrics as may be approved by the Board from time to time. To be eligible to receive any bonus for a given calendar year, the Employee must remain actively employed through the payment date of the bonus, except as otherwise set forth in this Agreement.

(d) Stock Options and Restricted Stock Units.

(i) Effective Date Grants. The Company will grant to the Employee, effective as of the Effective Date, the following equity awards.

(A) Four-Year RSUs. Restricted stock units (“RSUs”) for that number of shares of Common Stock of the Company (“Common Stock”) equal to Five Million Seven Hundred Fifty Thousand dollars ($5,750,000) divided by the Reference Price (as defined below), rounded to the nearest whole share, which shall vest as to twenty-five percent (25%) of the shares on each of the first, second, third and fourth anniversaries of the Effective Date, subject to the Employee’s Continuous Service (as defined below) as of each such vesting date.

(B) Three-Year RSUs. RSUs for that number of shares of Common Stock equal to Four Million dollars ($4,000,000) divided by the Reference Price, rounded to the nearest whole share, which shall vest as to one third (1/3) of the shares on each of the first, second and third anniversaries of the Effective Date, subject to the Employee’s Continuous Service as of each such vesting date.

(C) Options. Options to purchase that number of shares of Common Stock equal to Five Million Seven Hundred Fifty Thousand dollars ($5,750,000) divided by the Reference Price (as defined below), rounded to the nearest whole share, which shall vest as to twenty-five percent (25%) of the shares on the first anniversary of the Effective Date and as to one forty-eighth (1/48) of the shares on the same day of each month thereafter, subject to the Employee’s Continuous Service as of each such vesting date.

(ii) March 2024 Grants. The Company will grant to the Employee, effective as of a date in March 2024 to be determined by the Board (at the same time as equity awards are made to the Company’s other executive officers and subject to the approval of the Board), the following equity awards, provided that the Employee remains in Continuous Service through such grant date. Such awards will have the same vesting and other terms and conditions as awards made to other executive officers of the Company at such time (including a four (4) year vesting schedule for RSUs and Options and a three (3) year vesting schedule for PRSUs (as defined below)).

(A) RSUs. RSUs for that number of shares of Common Stock equal to Two Million Eight Hundred Seventy-Five Thousand dollars ($2,875,000) divided by the Reference Price, rounded to the nearest whole share.

(B) PRSUs. Performance RSUs (“PRSUs”) for that number of shares of Common Stock equal to Six Million Nine Hundred Thousand dollars ($6.900,000) divided by the Reference Price, rounded to the nearest whole share.

(C) Options. Options to purchase that number of shares of Common Stock equal to One Million Seven Hundred Twenty-Five Thousand dollars ($1,725,000) divided by the Reference Price (as defined below), rounded to the nearest whole share.

(iii) Other Terms. “Reference Price” means the average closing price of the Common Stock over the thirty (30) trading days ending on the day before the date of grant, rounded to the nearest cent. “Continuous Service” means the absence of any interruption or termination of service as an employee, director or consultant to the Company. Continuous Service shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Board or authorized committee thereof, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; (iv) changes in status from director to advisory director or emeritus status; or (iv) in the case of transfers between locations of the Company or between the Company, its affiliates or their respective successors. Changes in status between service as an employee, director and consultant will not constitute an interruption of Continuous Service. The per share exercise price of all Options shall be equal to the closing price of the Company’s Common Stock on the date of grant, and the maximum term of all Options will be ten (10) years. All RSUs, PRSUs and Options will be subject to the Employee’s execution of, and governed by the terms of, the equity incentive plan under which the awards were made and the Company’s standard RSU, PRSU and Option agreement used for awards made thereunder.

(e) Benefits Plans. The Employee also shall be eligible to participate fully in all employee benefits programs, including insurance, pension, retirement, deferred compensation, stock and stock option, stock purchase or similar compensation and benefit plans and programs, pursuant to the terms of such plans or programs and to the same extent as other executive officers of the Company.

(f) Vacation. The Employee shall be entitled to accrue annual paid vacation time of four (4) weeks, accruing ratably over the course of each year of employment, to be taken at such time or times as the Employee may select, consistent with his obligations hereunder. Vacation accrual and use will be subject to the Company’s vacation policy, and vacation days not taken during an applicable fiscal year may be carried over to the extent permitted under the Company’s vacation policy to the following fiscal year pursuant such policy.

(g) Expenses. The Company shall reimburse the Employee for all reasonable and customary travel, business and entertainment expenses incurred in connection with the Employee’s performance of his services hereunder in accordance with the policies and procedures established by the Company and paid promptly after the Employee makes a request therefore and no later than the end of the calendar year following the calendar year in which the expenses were incurred by the Employee. The Company will reimburse the Employee for the reasonable professional fees incurred by him in connection with the negotiation and documentation of this Agreement and any related agreements, upon satisfactory documentation evidencing such fees, up to a maximum amount of Twenty Thousand dollars ($20,000).

(h) Withholding. The amounts payable pursuant to this Agreement shall be subject to withholding for appropriate taxes, assessments or withholdings as required by applicable law.

5. Other Plans. The Company and the Employee hereby agree that nothing contained herein is intended to or shall be deemed to affect any of the Employee’s rights as a participant under any retirement, stock option, stock purchase, pension, insurance, profit-sharing or similar plans of the Company now or hereafter declared to be in effect. The Company recognizes that the Employee is induced to execute this Agreement and to accept compensation at the rate set forth herein in part because he expects to be a participant under such plans as are, from time to time, in effect for the Company’s executives and/or employees in general.

6. At-Will Employment; Termination of Employment; Severance.

(a) At-Will Employment. Employee’s employment with the Company under this Agreement is employment “at will.” The Employee may terminate Employee’s employment with Company at any time and for any reason whatsoever (or no reason) simply by notifying the Company. Likewise, the Company may terminate Employee’s employment at any time, with or without Cause (as defined herein), and with or without advance notice.

(b) Employment Termination for Cause. In the event of a termination of Employee’s employment at any time by the Company for Cause (as defined herein), the Company shall be obligated only to pay the Employee the compensation due him up to the date of termination, all accrued, vested or earned benefits under any applicable benefit plan, and any other compensation to which the Employee is entitled under Section 4 up to and ending on the date of the Employee’s termination.

(c) Resignation Without Good Reason. If at any time the Employee resigns without Good Reason (as defined herein), the benefits and compensation set forth in Section 4 earned through the date of termination are the only compensation and benefits that the Employee will receive. The Employee agrees to give the Company at least four (4) weeks’ prior notice and in exchange the Company agrees to pay the Employee for all compensation Employee would be entitled to pursuant to Section 4 for such four (4)-week period as if Employee had not resigned without Good Reason. Any resignation of the Employee hereunder, whether for Good Reason or otherwise, shall be deemed to include a resignation from all positions and in all capacities with the Company and its subsidiaries, including, without limitation, membership on the boards of directors (and committees thereof) of subsidiaries of the Company, and the Employee shall execute such documentation as requested by the Company with respect thereto.

(d) Employment Termination Without Cause; Resignation For Good Reason. If Employee’s employment is terminated by the Company without Cause, or the Employee resigns for Good Reason (as both terms are defined herein), and if on or within forty-five (45) days after Employee’s last date of employment, Employee signs, dates and returns to the Company a general release of all known and unknown claims in the form prescribed by the Company, without alterations, and allows such release to become fully effective, and complies with Section 6(g) below, then Employee will be eligible to receive the following severance benefits (the “Severance Benefits”):

(i) Termination Not in Connection with a Change in Control. If such termination without Cause or resignation for Good Reason occurs at any time other than within twelve (12) months after the consummation of a Change in Control (as defined herein), and if such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder), then the Employee will be eligible to receive the following severance benefits:

(A) Severance Payment. Employee shall receive the following amounts as cash severance, subject to required payroll deductions and withholdings: (i) an amount equal to 1.5 times the sum of Employee’s current annual base salary and target bonus for the calendar year in which the Employee’s employment terminates; (ii) the amount of the any unpaid annual bonus for the immediately preceding year; and (iii) an amount equal to Employee’s target bonus for the year of termination (prorated for that portion of the calendar year that Employee was employed by the Company) (collectively, the “Non-CIC Termination Compensation”). The Non-CIC Termination Compensation shall be paid in a lump sum on the sixtieth (60th) day after Employee’s termination date.

(B) Vesting of Equity. The vesting of each equity award shall be deemed accelerated as of the last date of Employee’s employment (the “Separation Date”) as if (i) the Separation Date were one year later (but with full accelerated vesting as of the Separation Date with respect to the Three Year RSU award set forth in Section 4(d)(i)(B) above), and (ii) for any award with performance based vesting, the Company achieved one hundred percent (100%) of target levels for such award. In no event shall any strategic multiplier apply to the base number of such shares.

(C) Health Insurance. As an additional severance benefit, if Employee timely elects continued coverage under COBRA, the Company will also pay COBRA premiums to continue Employee’s coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on the Separation Date and ending on the earliest to occur of: (i) eighteen (18) months after the Separation Date; (ii) the date Employee becomes eligible for group health insurance coverage through a new employer; or (iii) the date Employee ceases to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event Employee becomes covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the COBRA Premium Period, Employee must immediately notify the Company in writing of such event. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay Employee a taxable cash amount (the “Special Cash Payment”), which payment shall be made regardless of whether Employee or Employee’s qualifying family members elect COBRA continuation coverage, paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer, equal to the amount that the Company otherwise would have paid for COBRA insurance premiums.

(D) Outplacement Services. The Company will provide Employee with certain outplacement services and legal advice consistent with an Executive’s position. Employee will be provided with a separate notice describing available outplacement services.

(ii) Termination in Connection with a Change in Control. If such termination without Cause or resignation for Good Reason occurs within the twelve (12) month period after the consummation of a Change in Control (as defined herein), then in lieu of the severance benefits set forth in Sections 6(d)(i)(A)-(D), Employee will be eligible to receive the following severance benefits:

(A) Severance Payment. Employee shall receive the following amounts as cash severance, subject to required payroll deductions and withholdings: (i) an amount equal to two (2.0) times the sum of Employee’s current annual base salary and target bonus for the calendar year in which the Employee’s employment terminates; (ii) the amount of the any unpaid annual bonus for the immediately preceding year; and (iii) an amount equal to Employee’s target bonus for the year of termination (prorated for that portion of the calendar year that Employee was employed by the Company) (collectively, the “CIC Termination Compensation”). The CIC Termination Compensation shall be paid in a lump sum on the sixtieth (60th) day after Employee’s termination date.

(B) Health Insurance. The Company shall pay on behalf of the Employee the COBRA Premiums, or to the employee the Special Cash Payment, as applicable, through the COBRA Premium Period, under the terms and conditions set forth in Paragraph 6(d)(i)(C), provided however, the “COBRA Premium Period” will start on the Separation Date and end on the earliest to occur of: (i) twenty-four (24) months after the Separation Date; (ii) the date Employee becomes eligible for group health insurance coverage through a new employer; or (iii) the date Employee ceases to be eligible for COBRA continuation coverage for any reason, including plan termination. All other terms and conditions in Paragraph 6(d)(i)(C) shall remain the same.

(C) Vesting of Equity. The vesting of each equity award shall be deemed accelerated in full as of the last date of Employee’s employment (the “Separation Date”) and, with respect to any award with performance based vesting, the Company achieved one hundred percent (100%) of target levels for such award. In no event shall any strategic multiplier apply to the base number of such shares.

(D) Outplacement Services and Legal Advice. The Company shall provide outplacement services and legal advice under the terms and conditions set forth in Paragraph 6(d)(i)(D) above.

(e) Employee’s Disability. The Company shall be entitled, by providing written notice to the Employee, to terminate the Employee’s employment under this Agreement if the Employee shall become disabled (as defined herein). If the Employee is eligible to receive benefits under the Company’s Long-Term Disability Plan, then the Company will pay the Employee additional compensation so that the total received by the Employee (after taking into consideration the amounts payable to the Employee under the Long-Term Disability Plan) equals the Non-CIC Termination Compensation provided under Paragraph 6(d)(i)(A) or the CIC Termination Compensation 6(d)(ii)(A), whichever is applicable. If the Employee is not eligible to receive benefits under such plan, then Employee will upon termination of his employment for disability be entitled to receive the full Severance Benefits under Paragraph 6(d), whichever is applicable. Any delay or forbearance by the Company in exercising any such right to terminate this Agreement shall not constitute a waiver thereof. For the avoidance of doubt, if the Employee’s employment ends due to disability, the Employee will receive the compensation described above in this paragraph 6(e) and will not receive the Non-CIC Termination Compensation or CIC Termination Compensation provided under Paragraphs 6(d)(i)(A) or 6(d)(ii)(A).

(f) Employee’s Death. The Employee’s employment will immediately terminate upon the death of the Employee. The Employee’s surviving designated beneficiary, or, if none, the Employee’s estate, shall be entitled to receive the compensation due the Employee up to the date of the Employee’s death, all accrued, vested or earned benefits under any applicable benefit plan and any other compensation to which the Employee is entitled under this Agreement up to and ending on the date of the Employee’s death. For the avoidance of doubt, if the Employee’s employment ends due to death, the Employee will receive the compensation described above in this paragraph 6(f) and will not receive any Non-CIC Termination Compensation or CIC Termination Compensation provided under Paragraphs 6(d)(i)(A) or 6(d)(ii)(A).

(g) Resignation from the Board. In the event the Employee’s employment as CEO terminates for any reason (other than death), he shall resign from the Board, effective at the same time as such employment terminates.

7. Definitions. The following terms have the meaning set forth below wherever they are used in this letter agreement:

(a) “Cause” means any one or more of the following events: Employee (i) materially violates the provisions of the Confidentiality Agreement (as defined below) between the Company and Employee, (ii) is convicted of, or pleads nolo contendere to, any crime involving misuse or misappropriation of money or other property of the Company or any felony; (iii) exhibits repeated willful or wanton failure or refusal to perform his duties in furtherance of the Company’s business interest or in accordance with this Agreement, which failure or refusal is not remedied by the Employee within thirty (30) days after notice from the Company; (iv) commits an intentional tort against the Company, which materially adversely affects the business of the Company; (v) commits any flagrant act of dishonesty or disloyalty or any act involving gross moral turpitude, which materially adversely affects the business of the

Company; or (vi) exhibits immoderate use of alcohol or drugs which, in the opinion of an independent physician selected by the Company, impairs the Employee’s ability to perform his duties hereunder, provided that unsatisfactory business performance of the Company, or mere inefficiency, or good faith errors in judgment or discretion by the Employee shall not constitute grounds for termination for Cause hereunder.

(b) “Change in Control” means any one or more of the following events: (i) a merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction as a result of which the persons that beneficially owned, directly or indirectly, the shares of the Company’s voting stock immediately prior to such transaction cease to beneficially own, directly or indirectly, shares of voting stock representing more than fifty percent (50%) of the total voting power of all outstanding classes of voting stock of the Company or the continuing or surviving corporation if the Company is not the continuing or surviving corporation in such transaction, or (ii) a sale of all or substantially all of the assets of the Company.

(c) “Disability” means such that Employee is unable to carry out his duties hereunder for four (4) consecutive calendar months or for a period aggregating one hundred twenty (120) days in any period of twelve (12) consecutive calendar months because of a physical or mental impairment.

(d) “Good Reason” means any one or more of the following events, absent the written consent of Employee or his approval of such event in his capacity as CEO: (i) a substantial reduction in the Employee’s duties, status, or reporting structure, in either case by reference to the position held by the Employee on the Effective Date; (ii) a relocation of the Employee’s assigned office more than fifty (50) miles from its then-current location; (iii) any material decrease in the Employee’s Base Salary, other than as part of a reduction (not exceeding twenty-five percent) that equitably applies to all of the Company’s executive officers; (iv) a material breach of this Agreement by the Company; provided, however, that an event that is or would constitute grounds for a resignation for Good Reason shall not constitute such grounds for a resignation for Good Reason unless (i) Employee first notifies the Company’s Board of Directors in writing of the event(s) within ninety (90) days after the initial occurrence of the event, (ii) the Company does not cure such event(s) within thirty (30) days after its receipt of the Employee’s written notice, and (iii) the Employee does not terminate his employment within thirty (30) days after the expiration of the cure period.

8. Section 280G: If any payment or benefit (including payments and benefits pursuant to this Agreement) that Employee would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Employee, which of the following two alternative forms of payment would result in his receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that Employee receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) Employee shall have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to Employee as determined in this paragraph. If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment shall be reduced pro rata. Unless Employee and the Company otherwise agree in writing, any determination required under this paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Employee and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Employee and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph as well as any costs incurred by Employee with the Accountants for tax planning under Sections 280G and 4999 of the Code.

9. Compliance with Code Section 409A. If any amounts or benefits payable under this Agreement on account of Employee’s termination of employment constitute deferred compensation subject to Section 409A of the Code, no payments or benefits shall be paid or provided until Employee incurs a separation from service within the meaning of Treas. Reg. § 1.409A-1(h) from the Company and any entity that would be considered a single employer with the Company under Code Sections 414(b) or 414(c) (“Separation from Service”). If, at the time of Employee’s Separation from Service, the Employee is a “specified employee” (within the meaning of Code Section 409A and Treas. Reg. §1.409A-3(i)(2)), the Company will not pay or provide any “Specified Benefits” (as defined herein) during the six-month period (the “409A Suspension Period”) beginning immediately after the Employee’s Separation from Service. For purposes of this Agreement, “Specified Benefits” are any amounts or benefits that would be subject to Code Section 409A penalties if the Company were to pay them, pursuant to this Agreement, on account of the Employee’s Separation from Service. The Employee’s right to receive any installment payments will be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment.

This Agreement is intended to comply with (or be exempt from) Code Section 409A, and the Company shall have complete discretion to interpret and construe this Agreement and any associated documents in any manner that establishes an exemption from (or otherwise conforms them to) the requirements of Code Section 409A. If, for any reason including imprecision in drafting, the Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code Section 409A, as demonstrated by consistent interpretations or other evidence of intent, the provision shall be considered ambiguous and shall be interpreted by the Company in a fashion consistent herewith, as determined in the sole and absolute discretion of the Company. The Company reserves the right to unilaterally amend this Agreement without the consent of the Employee in order to accurately reflect its correct interpretation and operation, as well as to maintain an exemption from or compliance with Code Section 409A. Nevertheless, and notwithstanding any other provision of this Agreement, neither the Company nor any of its employees, directors, or their agents shall have any obligation to mitigate, nor to hold the Employee harmless from, any or all taxes (including any imposed under Code Section 409A) arising under this Agreement.

10. Choice of Law; Venue. This Agreement shall be construed and performed in accordance with the laws of the State of California (without regard to its conflict of laws rules). Venue of any proceeding (other than as specified in Section 11 below) shall be exclusively in the County of Marin in the foregoing state, and both parties consent and agree to such exclusive venue.

11. Arbitration. To aid the rapid and economical resolution of disputes that may arise in connection with the Employee’s employment with the Company, and in exchange for the mutual promises contained in this offer letter, the Employee and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, the Employee’s employment with the Company, or the termination of such employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address: (i) https://www.jamsadr.com/rules-employment-arbitration/) and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/) at a location closest to where the Employee last worked for the Company or another mutually agreeable location. The Employee acknowledges that by agreeing to this arbitration procedure, both the Employee and the Company waive the right to resolve any such dispute through a trial by jury or judge. The Federal Arbitration Act, 9 U.S.C. § 1 et seq., will, to the fullest extent permitted by law, govern the interpretation and enforcement of this arbitration agreement and any arbitration proceedings. This provision shall not be mandatory for any claim or cause of action to the extent applicable law prohibits subjecting such claim or cause of action to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”), such as non-individual claims that cannot be waived under applicable law, claims or causes of action alleging sexual harassment or a nonconsensual sexual act or sexual contact, or unemployment or workers’ compensation claims brought before the applicable state governmental agency. In the event the Employee or the Company intends to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. The Employee acknowledges and agrees that proceedings of any non-individual claim(s) under the California Private Attorneys General Act (PAGA) that may be brought in court shall be stayed for the duration and pending a final resolution of the arbitration of any individual or individual PAGA claim. Nothing herein prevents the Employee from filing and pursuing proceedings before a federal or state governmental agency, although if the Employee chooses to pursue a claim following the exhaustion of any applicable administrative remedies, that claim would be subject to this provision. In addition, with the exception of Excluded Claims arising out of 9 U.S.C. § 401 et seq., all claims, disputes, or causes of action under this section, whether by the Employee or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class, representative, or collective proceeding, nor joined or consolidated with the claims of any other person or entity. The Employee acknowledges that by agreeing to this arbitration procedure, both the Employee and the Company waive all rights to have any dispute be brought, heard, administered, resolved, or arbitrated on a class, representative, or collective action basis. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. If a court finds, by means of a final decision, not subject to any further appeal or recourse, that the preceding sentences regarding class, representative, or collective claims or proceedings violate applicable law or are otherwise found unenforceable as to a particular claim or request for relief, the parties agree that any such claim(s) or request(s) for relief be severed from the arbitration and may proceed in a court of law rather than by arbitration. All other claims or requests for relief shall be arbitrated. The Employee will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration and procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator to decide, provided however, that if required by applicable law, a court and not the arbitrator may determine the enforceability of this paragraph with respect to Excluded Claims. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that the Employee or the Company would be entitled to seek in a court of law. The Company shall pay all arbitration administrative fees in excess of the administrative fees that the Employee would be required to pay if the dispute were decided in a court of law. Each party is responsible for its own attorneys’

fees, except as may be expressly set forth in the Confidentiality Agreement or as otherwise provided under applicable law. Nothing in this letter agreement is intended to prevent either the Employee or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

12. Indemnification; D&O Coverage. Employee will be entitled to become a party to the Company’s standard form of indemnification agreement for executive officers.

13. Clawback and Recovery. All compensation provided to the Employee will be subject to recoupment in accordance with the Company’s clawback policies, to the extent provided therein.

14. Notices. All notices provided for or permitted to be given pursuant to this Agreement must be in writing. All notices shall be given to the other party by personal delivery, overnight courier (with receipt signature), or facsimile transmission (with “answerback” confirmation of transmission), to the Company or the Employee at the Company’s principal executive offices if to the Company or to the residential address of the Employee as contained in Employee’s personnel file if to Employee. Each such notice shall be deemed effective upon the date of actual receipt in the case of personal delivery, receipt signature in the case of overnight courier, or confirmation of transmission in the case of facsimile.

15. Entire Agreement; Amendment. This Agreement contains the sole and entire agreement of the parties and supersedes all prior agreements and understandings between the Employee and the Company (including without limitation any offer letter provided to the Employee by the Company) and cannot be modified or changed by any oral or verbal promise or statement by whomsoever made; nor shall any written modification of it be binding upon the Company until such written modification shall have been approved in writing by the Board.

16. Waiver; Consent. In the event any term or condition contained in this Agreement should be breached by any party and thereafter waived or consented to by the other party, which waiver or consent must be effectuated by a written instrument signed by the party against whom any waiver or consent is sought (and, in the case of the Company, approved by the Board), such waiver or consent shall be limited to the particular breach so waived or consented to and shall not be deemed to waive or consent to any other breach occurring prior or subsequent to the breach so waived or consented to.

17. Severability. If any provisions of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the extent permitted by law.

18. Survival. The provisions hereof which are to be performed or observed after the termination of this Agreement, and the representations, covenants and agreements of the parties contained herein with respect thereto shall survive the termination of this Agreement and be effective according to their terms.

19. Successors. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by and against the parties to this Agreement and the respective heirs, executors, and successors in interest; provided, however, that the duties of the Employee hereunder are personal in nature and may not be delegated without a written consent of the Company.

20. Assignment. This Agreement and the rights and benefits contained herein may not be assigned by either party hereto, except by the Company in connection with a merger, consolidation, share exchange, business combination or other reorganization of the Company or a sale of all or substantially all of the Company’s business or assets.

21. Certain Conditions, Representations, Covenants and Acknowledgements.

(a) The Employee’s employment (and this Agreement) is contingent upon satisfactory proof of the Employee’s right to work in the United States. The Employee agrees to assist as needed and to complete any documentation at the Company’s request to meet this condition.

(b) As a condition of employment, the Employee agrees to sign and comply with the Company’s Confidential Information and Inventions Agreement (the “Confidentiality Agreement”), attached hereto as Exhibit A.

(c) The Employee represents that he is not subject to any employment, confidentiality, or other agreement or restriction that would prevent him from fully satisfying his duties under this Agreement or that would be violated if he did so.

(d) Without the Company’s prior written approval, the Employee agrees not to: (i) disclose proprietary information belonging to a former employer or other entity without its written permission; (ii) contact any former employer’s customers or employees to solicit their business or employment on behalf of the Company; or (iii) distribute announcements about or otherwise publicize his employment with the Company.

(e) The Employee acknowledges that he is free to seek advice from independent counsel with respect to this Agreement and the Employee has obtained such advice. The Employee is not relying on any representation or advice from the Company or any of its officers, directors, attorneys or other representatives regarding this Agreement, its content or effect.

22. Drafting. The parties represent and acknowledge that they both have participated in the preparation and drafting of this Agreement and have each given their approval to all of the language contained in this Agreement, and it is expressly agreed and acknowledged that if either party later claims that there is an ambiguity in the language of this Agreement, there shall be no presumption that such ambiguity be construed for or against either party hereto.

23. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The parties to this Agreement have executed this Agreement as of the date indicated above.

BIOMARIN PHARMACEUTICAL INC.

By:	/s/ Richard A. Meier
Richard A. Meier
Lead Independent Director
Duly Authorized by the Board

EMPLOYEE

By:	/s/ Alexander Hardy
Alexander Hardy

Exhibit A

Confidentiality Agreement

[Intentionally Omitted]